UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 20, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Emergent BioSolutions Inc.

File No. 001-33137 - CF#37226

Emergent BioSolutions Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 22, 2019.

Based on representations by Emergent BioSolutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.45	through September 30, 2021
Exhibit 10.46	through September 30, 2021
Exhibit 10.51	through December 15, 2024
Exhibit 10.52	through March 15, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary